================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR


[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the transition period from_______________ to _____________

                         Commission file number 1-10804




                    X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)

                        Seaview House, 70 Seaview Avenue
                           Stamford, Connecticut 06902
                              (Address of the plan)









                                 XL Capital Ltd

              XL House, One Bermudiana Road, Hamilton HM11, Bermuda
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office)

================================================================================

                    X.L. America, Inc. Employee Savings Plan


                                TABLE OF CONTENTS




Financial Statements and Schedule:                                      Page No.

         Report of Independent Registered Public Accounting Firm..........   3

         Statements of Net Assets Available for Benefits--................   4
         As of December 31, 2003 and 2002

         Statement of Changes in Net Assets Available for Benefits--......   5
         For the Year Ended December 31, 2003

         Notes to Financial Statements....................................   6

         Schedule of Assets (Held at Year End) as of December 31, 2003....  13

Signatures................................................................  14

Exhibit Index.............................................................  15


Other schedules required by the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                     [PricewaterhouseCoopers LLP Letterhead]


                                                     PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (646) 471 4000
                                                     Facsimile (813) 286-6000


             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of X.L. America, Inc. Employee Savings
Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of X.L. America, Inc. Employee Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 25, 2004

                    X.L. America, Inc. Employee Savings Plan
                 Statements of Net Assets Available for Benefits
                        As of December 31, 2003 and 2002

                                                               2003                      2002
                                                          -------------              -------------
ASSETS:
Investments (see Note 4):
     Collective Trusts...............................       $29,895,939                $15,207,063
     Mutual Funds....................................        56,751,936                 18,889,289
     XL Capital Ltd Class A Ordinary Shares..........         4,751,420                  5,079,715
     Cash............................................           436,182                    461,775
     Participant loans...............................         1,445,783                    715,554
                                                          -------------              -------------
         Total investments...........................        93,281,260                 40,353,396

Receivables:

     Employer contribution...........................           539,744                    104,723
     Participant contributions.......................                 -                     96,158
                                                          -------------              -------------
         Total receivables...........................           539,744                    200,881
                                                          -------------              -------------
Net assets available for benefits....................       $93,821,004                $40,554,277
                                                          =============              =============






   The accompanying notes are an integral part of these financial statements.

                    X.L. America, Inc. Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003


Additions to net assets attributed to:
    Investment income:
         Dividends...................................................................            $1,174,613
         Interest....................................................................                79,200
         Net appreciation in fair value of investments (see Note 4)..................            14,667,142
                                                                                                 ----------
                                                                                                 15,920,955
    Contributions:
         Participants................................................................             9,337,319
         Employer....................................................................             9,517,050
         Transfers in to Plan  (see Note 1)..........................................            24,586,483
                                                                                                 ----------
                                                                                                 43,440,852
                                                                                                 ----------
         Total additions.............................................................            59,361,807

    Deductions from net assets attributed to:
         Benefits paid to Participants...............................................            (6,095,080)
                                                                                                 ----------

         Total deductions............................................................            (6,095,080)
                                                                                                 ----------

Net increase in assets available for benefits                                                    53,266,727

  Net assets available for plan benefits:
         Beginning of year...........................................................            40,554,277
                                                                                                 ----------

         End of year.................................................................           $93,821,004
                                                                                                ===========






   The accompanying notes are an integral part of these financial statements.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003

1.   DESCRIPTION OF PLAN

     The following description of the X.L. America, Inc. Employee Savings Plan (the "Plan") provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering employees of X.L. America, Inc., its subsidiaries and affiliates (collectively referred to as the "Company"), who are scheduled to work a minimum of 20 hours per week.

     INVESCO Retirement, Inc. is the Plan record keeper. AMVESCAP National Trust Company ("AMVESCAP", formerly Institutional Trust Company) is the Trustee of the Plan. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility

     All employees as defined in the Plan document are eligible to participate in the Plan on the first day of employment. Employees participating in the Plan ("Participants") must select investment choices on the basis of their individual goals and objectives. Participants may invest in one or more investments, each offering different opportunities and elements of risk.

     As of January 1, 2002, new contributions are no longer permitted to be invested in XL Capital Ltd Class A Ordinary Shares.

     Plan Mergers

     Effective January 1, 2002, the Plan was amended to allow the following subsidiaries of the Company to become participating employers:

     Brockbank Insurance Services, Inc., XL Financial Administrative Services, Inc., and XL Insurance America, Inc. (formerly Winterthur International America Insurance Company).

     The above amendment resulted in the Plan receiving assets of $5,706,651 from the following plans:

     Brockbank Insurance Services, Inc. Profit Sharing Plan...... $  472,993
     Brockbank Insurance Services, Inc. Money Purchase Plan......    372,882
     X.L. America, Inc. 401(k) Savings and Profit Sharing Plan...  2,450,358
     General Casualty 401(k) Plan................................  2,410,418
                                                                  ----------
                                Total............................ $5,706,651
                                                                  ==========

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     Effective April 1, 2003, the Plan was amended to include XL Specialty Insurance Company as a participating employer in the Plan. It was further resolved that upon receipt of a favorable determination letter from the Internal Revenue Service under the Employee Plans Compliance Resolution System, the XL Specialty Insurance Company 401(k) Plan shall be merged with and into the Plan. As of December 31, 2003, the XL Specialty plan has not yet been merged into the Plan.

     Effective April 1, 2003, the Plan was amended to include XL Capital Ltd as a participating employer in the Plan and merge the assets of the XL Capital Ltd US Qualified (401(k)) Plan of $3,913,354 into the Plan.

     Effective April 1, 2003, the Plan was amended to include ECS, Inc. as a participating employer in the Plan and merge the assets of the ECS, Inc. Retirement Savings Plan of $20,673,129 into the Plan.

     All of the assets merged and transferred became assets of the Plan and are in compliance with the requirements of Section 414(l) of the Internal Revenue Code ("IRC").

     Contributions

     Contributions are deposited directly into the investment funds as designated by the Participants. Contributions to the Plan consist of employee and Company ("Employer") contributions as described below:

     Participant Contributions

     Each year, Participants may contribute up to 15% of pre-tax annual compensation, as defined in the Plan, subject to certain limitations. A Participant may also elect to make supplemental contributions of up to 10% of after-tax annual compensation. The combination of pre-tax and after-tax Participant contributions to the Plan may not exceed 15% of the Participants' annual compensation.

     Employer Contributions

     The Company contributes 140% of the first 5% of pre-tax Participant contributions to the Plan. After-tax contributions are not eligible for Employer matching contributions. Employer matching contributions are funded to the Plan semi-monthly. At the discretion of the Company, an additional discretionary matching contribution may be made up to 100% of the first 3% of the annual compensation to match contributions made by the Participants in the Plan. (See Note 9, Subsequent Events).

     Participant Accounts

     Each Participant's account is credited with the Participant's contribution and allocations of the Company's contribution and earnings thereon. Investment options chosen by each Participant govern the allocation and distribution of investment income and realized gains or losses. Any dividends and capital gains are deposited to the Trust and reinvested in the appropriate Participant accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     Vesting

     Participants are fully vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts is based on years of service with the Company. Participants vest 25% per year of service and are 100% vested after four years of service. Participants become 100% vested in the Employer contributions upon disability, death or retirement.

     The Employer contributions and investment returns thereon are not taxed to the Participant until the Participant receives a distribution from the Plan.

     Participant Loans

     Participants may borrow from their vested account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 maximum will be reduced, however, by the highest outstanding loan balance during the prior 12 months. General-purpose loans must be repaid within 5 years. Loans used to acquire a primary residence must be repaid within 15 years. Participants may have only one loan outstanding at a time.

     Loan balances outstanding are recorded as an asset in a separate loan account. Payments of principal and interest are made by payroll deductions of an amount sufficient to amortize the loan over the repayment period. Assets in the loan account are evidenced by promissory notes secured by a security interest in the Participant's account. Loan interest rates are established based on the prime rate plus one percentage point on the first day of the month in which the loan is made. Principal and interest received on Participants' loans is reinvested in accordance with Participant investment instructions.

     Upon termination of employment, the Participant has 3 months to pay off the unpaid balance on the loan; otherwise it is offset from the distribution to the Participant, as required by ERISA, and is taxable to the Participant.

     Payment of Benefits

     Withdrawals

     Participants may withdraw supplemental after-tax contributions and related investment earnings prior to the age of 59 1/2. Participants are limited to 2 withdrawals in a calendar year. After the age of 59 1/2, all vested accounts may be withdrawn at any time upon request. Participants are able to withdraw after-tax, pre-tax and rollover contributions for financial hardship withdrawals. Participants' pre-tax contributions will be suspended for 6 months following a financial hardship withdrawal. Any amounts withdrawn will be made in cash.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     Terminations

     A Participant whose employment has terminated with a vested account balance that does not exceed $5,000 receives a lump sum distribution of their vested balance. If the vested account balance exceeds $5,000 the terminated Participant may elect to either remain in the Plan or receive a lump sum.

     Forfeitures

     A Participant whose employment terminates forfeits the amount of his or her unvested account balance. The Plan administrator allocates forfeitures in the Plan year in which the forfeiture occurs and reduces the Plan's ordinary and necessary administrative expenses that would ordinarily be paid by the Company. During the year ended December 31, 2003, forfeitures of $108,110 were recorded by the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements have been prepared on an accrual basis.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires Company management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition

     The Plan's investments are stated at fair value. The XL Capital Ltd Class A Ordinary Shares are valued at fair value at year-end as determined by quoted market prices. Shares of registered investment companies (mutual funds) are valued at net asset value ("NAV"). Shares of collective trust funds are valued at NAV as determined by annual audited financial statements of the trusts. Participants' outstanding loans are recorded at their unpaid principal amount.

     The net appreciation/depreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan. Realized gains and losses are calculated using the historical cost of the asset. Historical cost is the original cost of an asset.

     Purchases and sales of securities are recorded on a trade-date basis. Investment earnings are allocated upon receipt to each Participant's account. Dividends are recognized and accrued on the ex-dividend date.

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     Contributions

     Participant and Employer contributions are recorded in the period in which the payroll deductions are made from Plan Participants. Any discretionary matching contributions are recorded by the Plan in the year in which the discretionary match is declared. (See Note 9, Subsequent Events.)

     Payment of Benefits

     Benefit payments comprise termination or hardship distributions, in-service distributions and retirement benefit payments. Benefits are recorded when paid.

     Fees and Expenses

     All administrative fees and expenses are paid by the Company except for investment, management and fund level operating expenses, which are paid by the Plan.

3.   RISK AND UNCERTAINTIES

     The Plan provides for various investment options, including the option to invest in any combination of equity securities, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

     During 2004, certain operational defects in plan administration were noted by the Company. The Plan has since been amended to correct the operational defects and the Company is in the process of resolving the matter within the guidelines of the IRC's voluntary correction procedures. It is anticipated that retroactive adjustments will be made to certain participant accounts and that such adjustments will not be significant.

4.   INVESTMENTS

     The following investments represent 5 percent or more of the fair value of the Plan's net assets as of December 31:

                                                       2003             2002
                                                   -----------       -----------

     Invesco Stable Value Fund..................   $14,562,773       $11,079,221
     Invesco Dynamics Fund......................             -         4,064,655
     Invesco Balanced Fund......................             -         3,752,290
     IRT 500 Index Fund.........................    15,333,165         4,127,842
     AIM Small Cap Growth Fund..................     5,421,189         2,414,722
     AIM Basic Value Fund.......................    11,231,827         4,629,005
     XL Capital Ltd Class A Ordinary Shares.....     5,187,602         5,079,715
     American Balanced .........................    10,583,699                 -

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     American Growth Fund of America............     4,442,952                 -
     Dreyfus Appreciation.......................     5,572,975                 -
     Pimco Total Return ........................     6,090,251                 -
     One Group Mid-Cap Growth...................     6,976,687                 -

     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value in the aggregate by $14,667,142 as follows:

     Mutual Funds .............................      $11,038,342
     Collective Trusts.........................        3,471,539
     Employer Stock............................          157,261
                                                     -----------
                                                     $14,667,142
                                                     ===========

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are collective trusts managed by INVESCO Funds Group, Inc., a subsidiary of AMVESCAP. AMVESCAP is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company for the investment management services related to the Invesco Collective Trusts amounted to $5,865 for the year ended December 31, 2003. XL Capital Ltd Class A Ordinary Shares are considered a party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100% vested in their Employer contributions.

7.   TAX STATUS

     The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 30, 2001, that the prototype plan document used by the Plan and related trust are designed in accordance with applicable sections of the IRC and therefore is exempt from taxation. The Plan has been amended since receiving this determination letter. However, Company management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500.

     Net assets available for benefits per the
       financial statements............................             $93,821,004
           Less:  Amounts allocated to withdrawing
                    participants.......................                 545,565
                                                                    -----------
     Net assets available for benefits per the
       Form 5500.......................................             $93,275,439
                                                                    ===========

                    X.L. America, Inc. Employee Savings Plan
                          Notes to Financial Statements
                 As of and for the year ended December 31, 2003


     The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2003, to Form 5500.

     Benefits paid to Participants per the financial statements...  $6,095,080
              Add:  Amounts allocated to withdrawing Participants
                    at December 31, 2003..........................     545,565
                                                                    ----------
     Benefits paid to Participants per Form 5500..................  $6,640,645
                                                                    ==========

     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

9.   SUBSEQUENT EVENTS

     On January 29, 2004, the Company's Board of Directors approved a discretionary Company match equal to 100% of the first 3% of the annual compensation to match contributions made by the Participants as of December 31, 2003, resulting in additional Employer contributions to the Plan of $3,704,430 paid in 2004.

                    X.L. America, Inc. Employee Savings Plan
                              Schedule H, Line 4(i)
                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2003


                                                       Description of Investment,
                                                        Including Maturity Date,
           Identity of Issue, Borrower,                  Rate of Interest, Par
             Lessor or Similar Party                       or Maturity Value               Cost           Fair Value
---------------------------------------------       ------------------------------       ----------       -----------

  Lord Abbett Small Value                           Mutual Fund                          $1,408,859       $1,648,591

  Janus Mid Cap Value Investors Share               Mutual Fund                             933,451        1,066,211

  America Balanced                                  Mutual Fund                           8,840,071       10,583,698

  American European Growth                          Mutual Fund                           2,758,189        3,717,555

  American Growth Fund of America                   Mutual Fund                           3,583,640        4,442,952

  IRT 500 Index Trust                               Collective Trust                     13,066,684       15,333,166

* Invesco Stable Value                              Collective Trust                     14,560,858       14,562,773

  Dreyfus Appreciation                              Mutual Fund                           4,680,433        5,572,975

  AIM Basic Value                                   Mutual Fund                           9,590,089       11,231,827

* XL Capital Ltd Class "A" Ordinary Shares          Ordinary Shares                       3,812,628        4,751,420

  Pimco Total return - Class Admin                  Mutual Fund                           6,143,653        6,090,251

  One Group Mid Cap Growth                          Mutual Fund                           5,534,284        6,976,687

  AIM Small Cap Growth                              Mutual Fund                           4,826,607        5,421,189

  Cash                                              Money Market Fund                                        436,182

* Participant Loans                                 Participant Loan Fund                                  1,445,783
                                                    Maturing in or during
                                                         2003 - 2017
                                                         5.00% - 10.5%
                                                                                                       -----------------
Total Assets Held for Investment                                                                         $93,281,260
                                                                                                       =================



______________

* Party-in-interest

                    X.L. America, Inc. Employee Savings Plan
                                December 31, 2003





                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             X.L. America, Inc. EMPLOYEE SAVINGS PLAN
                                  (Name of Plan)



                             X.L. America, Inc., Plan Administrator




DATE:  June 28, 2004              By:  /s/ Celia Brown
                                       -------------------------------------
                                       Celia Brown
                                       Executive Vice President
                                       (Name and title of signing official)

                                 XL CAPITAL LTD
                           Annual Report on Form 11-K
                            For the Fiscal Year Ended
                                December 31, 2003



                                  EXHIBIT INDEX





Exhibit No.     Description
-----------     -----------

   23.1          Consent of Independent Registered
                 Public Accounting Firm